Exhibit 99.1

ASX, Nasdaq and Media Release

April 22 2022

Opthea strengthens its Board of Directors

Elects Mr. Quinton Oswald and Dr. Susan Orr, deeply experienced Ophthalmology Executives at a General Meeting of Shareholders

Melbourne, Australia; April 22, 2022 –Opthea Limited (ASX:OPT; Nasdaq: OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, today announced the appointment of Mr. Quinton Oswald and Dr. Susan Orr to its Board of Directors, effective immediately following election at a General Meeting of Shareholders on April 21st, 2022.

Mr. Oswald and Dr. Orr have deep experience leading biotech companies and launching commercial products for the treatment of wet age-related macular degeneration (wet AMD) and other ophthalmic diseases.

“We welcome Quinton and Susan to our Board of Directors. Their addition to the board contributes greatly to the strength of the company.  Their experience in commercialization of ophthalmology products globally in both large pharmaceutical and biotechnology companies makes them ideally suited to enhance Opthea’s capabilities,” said Dr. Jeremy Levin, Chairman of Opthea. “Our pivotal Phase 3 trials of OPT-302 in wet AMD are actively recruiting patients around the world with top line results expected in 2024. If successful and approved, OPT-302 will be a unique product to treat patients with wet AMD around the world, addressing a substantial global need. We are preparing for that potential event. Quinton has a broad global perspective, having previously worked in the US, Europe and South Africa while Susan contributes deep experience bringing ophthalmic product candidates to market.”

“AMD is a debilitating disease that affects central vision, and wet AMD poses particular treatment challenges that have not yet been overcome,” said Mr. Oswald. “I believe in the work that Opthea is doing to advance patient outcomes and I’m excited to be a part of a company with the potential to fundamentally improve standard of care treatment in this arena, around the world.”

Dr. Susan Orr commented. “I am excited to join the Board at this pivotal moment in Opthea’s history. OPT-302 is a unique molecule with a novel mechanism of action.  New approaches are urgently needed for patients, and I am thrilled to be a part of the journey to advance this potential therapy to the market. The program has shown great promise to date and if the Phase 3 is successful and the product approved, OPT 302 holds the potential to sufficiently improve patient care in wet age-related macular degeneration.”

Mr. Oswald brings over 25 years of international general management experience, including onsite assignments in the U.S., Europe and South Africa. Most recently, he was the CEO of Notal Vision, a commercial stage ophthalmic home monitoring services provider with a focus on both wet and dry AMD. Prior to Notal Vision, he served as the CEO of Neurotech and, prior to that, as the CEO of SARcode Bioscience, where he was instrumental in the clinical development of lifitegrast ophthalmic solution 5% (Xiidra®) for the treatment of dry eye disease, and its subsequent sale to Shire, PLC. Previously, he was Vice President and Business Unit Head for Genentech’s tissue growth and repair business. During his tenure at Genentech, Mr. Oswald oversaw the highly successful commercial launch of Lucentis® (ranibizumab) for the treatment of wet AMD. Before Genentech, Mr. Oswald led the North American Ophthalmology business for Novartis, which, in conjunction with QLT, Inc., pioneered Visudyne®.

Dr. Orr is an experienced medical and business leader with specialization in identifying, developing, and commercializing ophthalmic therapeutic product candidates. Dr. Orr currently serves as the Chief Medical Officer at Claris Biotherapeutics and is a member of the Retina Global Board of Directors. Before Claris, Dr. Orr was the Chief Executive Officer at Notal Vision subsequent to joining the company as Chief Medical Officer. Dr. Orr has spent more than 30 years in the field of ophthalmology that also includes ten years in private optometric practice and leadership roles at Alcon and Janssen spanning international development, global new product strategy, and business development and licensing. Dr. Orr participated in multiple acquisitions including Durezolâ and Beovuâ (brolucizumab) and has been a Managing Partner at Fovendeye Consulting since 2016.

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the expected timing of top line results, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302 and Opthea’s goal of building out a substantial presence in the United States. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

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